EXHIBIT B

TO

DEPOSIT AGREEMENT

FORM OF INSTRUCTIONS TO DEPOSITARY

UPON DEPOSIT OF SHARES

The Bank of New York

101 Barclay Street

New York, New York  10286

Dear Sirs:

Pursuant to Section 2.2 of the Deposit Agreement dated as of ________________, 1989 (the “Deposit Agreement”) among Repsol, S.A. (“Repsol”), The Bank of New York, as Depositary, and the Holders of American Depositary Receipts, the following [Poliza / Polizas representing] [and] [shares, each of] the capital stock of Repsol are hereby deposited against issuance of American Depositary Shares evidenced by American Depositary Receipts pursuant to the Deposit Agreement:

Certificate or Technical

Reference Number

Number of Shares

Please issue American Depositary Receipt[s] in the name[s] of and in the amount[s] listed below, and deliver [it/them] to the address[es] indicated:

Number of American

Name

Depositary Shares

Deliver To

Thank you for your attention to this matter.

Yours very truly,

[Name of Depositor]